FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2019.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by the Company or on the Company's behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
•
the Company's ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including the Company's ability to enter into long-term charters for the Company's vessels;

•	the Company's future operating and financial results;
•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	the Company's ability to integrate into its fleet any newbuildings the Company may order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of the Company's vessels and resultant increases in operation and drydocking costs;
•	the ability of the Company's vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of the Company's charterers and the ability of its contract counterparties to fulfill their obligations to the Company;
•
the Company's ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for the Company's vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
•	potential liability from litigation and the Company's vessel operations, including discharge of pollutants;
•	changes in general economic and business conditions;
•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;
•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•
the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and  other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: September 3, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2018 and 2019, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission, or the Commission, on March 28, 2019.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Commission, on March 28, 2019.
Overview
We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2019, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and six 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant, M/T Stenaweco Elegance, M/T Eco Palm Desert, the M/T Eco California and the M/T Eco Marina Del Ray and two 159,000 dwt Suezmax tankers, the M/T Eco Bel Air and M/T Eco Beverly Hills. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Holmby Hills and the M/T Palm Springs.
We intend to continue to review the market in order to identify potential acquisition targets in line with our strategy.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
Non-US GAAP Measures
This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, vessel impairments, and gains/losses on derivative financial instruments.
Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Furthermore, pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under “Operating lease expenses”. Hence for the period ended June 30, 2019 “Operating lease expenses” is equal to the aggregate of “Bareboat charterhire expenses” and “Amortization of prepaid bareboat charter hire”, that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the period ended June 30, 2018.
This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2018	2019

Net loss	(6,619)	(628)

Add: Operating lease expenses	-	3,944
Add: Bareboat charter hire expenses	3,115	-
Add: Amortization of prepaid bareboat charter hire	828	-
Add: Vessel depreciation	3,002	5,305
Add: Interest and finance costs	3,350	7,909
Add: Gain on financial instruments	(130)	(1,487)
Less: Interest income	(98)	(29)
Adjusted EBITDA	3,448	15,014

A.	Operating Results
For additional information please see our annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission, or the Commission, on March 28, 2019, "Item 5. Operating and Financial Review and Prospects".
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
The following table depicts changes in the results of operations for the six months ended June 30, 2019 compared to the six months ended June 30, 2018.
	Six Month Period Ended June 30,		Change
	2018	2019	June 30, 2018 vs June 30, 2019
	($ in thousands)			$	%
Revenues	19,683	29,786	10,103		51%
Voyage expenses	492	2,205	1,713		348%
Operating lease expenses	-	3,944	3,944		-
Bareboat charterhire expenses	3,115	-	(3,115)		-100%
Amortization of prepaid bareboat charter hire	828	-	(828)		-100%
Other vessel operating expenses	7,135	10,749	3,614		51%
Vessel depreciation	3,002	5,305	2,303		77%
Management fees-related parties	4,254	1,125	(3,129)		-74%
Dry-docking costs	-	455	455		-
General and administrative expenses	4,358	663	(3,695)		-85%
Expenses	23,184	24,446	1,262		5%
Operating (loss)/income	(3,501)	5,340	8,841		-253%
Interest and finance costs	(3,350)	(7,909)	(4,559)		136%
Gain on financial instruments	130	1,487	1,357		1044%
Interest Income	98	29	(69)		-70%
Equity gains in unconsolidated joint ventures	4	425	421		10,525%
Total other expenses, net	(3,118)	(5,968)	(2,850)		91%
Net (loss) / income	(6,619)	(628)	5,991		-91%

Period in Period Comparison of Operating Results
1.	Revenues, Voyage expenses, Other vessel operating expenses and Vessel depreciation
 Revenues, Voyage expenses, Other vessel operating expenses and Vessel depreciation increased mainly due to the increase in the size of our fleet over the two comparable periods. During  the six months ended June 30, 2018 we employed 7 vessels, in the same period of 2019 we employed 12 vessels, that resulted in increases in all vessel related revenues and expenses. Eco Fleet was employed under freight voyages during the six month period ended June 30, 2019 which also contributed to the increase in both revenues and voyage expenses compared to the comparable period where it was employed under time charter only.
2.	Operating lease expenses, Bareboat charterhire expenses and Amortization of prepaid bareboat charter hire
Pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under “Operating lease expenses”. In the period ended June 30, 2019 “Operating lease expenses” is equal to the aggregate of “Bareboat charterhire expenses” and “Amortization of prepaid bareboat charter hire”, that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the period ended June 30, 2018.
3.	Management fees—related parties
During the six months ended June 30, 2019, management fees to related parties decreased by $3.1 million, or 74%, compared to the six months ended June 30, 2018. This decrease was mainly due to $1.7 million of sale and purchase commissions as per our management agreement with Central Shipping Monaco SAM (“CSM”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director and $1.3 million of cash performance fee granted to CSM, during  the six months ended June 30, 2018, that were absent in the six months ended June 30, 2019.
4.	General and administrative expenses
During the six months ended June 30, 2019, our general and administrative expenses decreased by $3.7 million, or 85%, compared to the six months ended June 30, 2018. This decrease is mainly attributed to a decrease in bonuses of $2.4 million granted to our CEO to be distributed at his own discretion amongst executives,, a decrease of $1.0 million in manager and employee related expenses, following the reduction of the executive compensation paid to Central Mare for the compensation of our executive officers from $0.2 million to $0.03 million per month, a decrease of $0.2 million in legal and consulting fees and expenses and a decrease of $0.2 million in other general and administrative expenses.
5.	Interest and finance Costs
During the six months ended June 30, 2019, interest and finance costs increased by $4.6 million, or 136%, compared to the six months ended June 30, 2018. This increase is mainly attributed to:
a)	An increase of $4.2 million in loan interest expense, due to the following:
a.
$2.4 million increase in interest expense due to the fact that in the six months ended June 2019 we entered into three new sale and leaseback agreements that we have accounted  as financings (namely the Cargill, BoComm Leasing and CMBFL sale and leaseback facilities) for the financing of a total of four new vessels delivered during this six month period (namely M/T’s: Eco California, Eco Marina Del Rey, Eco Bel Air, Eco Beverly Hills).

b.
$0.8 million increase in interest expense due to the fact that during the six months ended June 30, 2019 we had the AT Bank facility (entered into for the financing of M/T Eco Palm Desert delivered in September 2018),

c.
$0.8 million increase in interest expense of Top Ships Inc, mainly due to the fact that during the first quarter of 2019 we incurred $0.9 million of interest expense from the Amended and Restated Family Trading Credit Facility that had an outstanding principal throughout the period of $24.7 million, as opposed to the six months ended June 30, 2018 when the principal balance of the facility was zero for the period, except for $5.3 million of drawdowns in mid-June.

d.	$0.2 million increase in interest expense due to the refinancing of Tranche C of the ABN facility in January 2019 with the BoComm Leasing facility.

b)
An increase of $0.3 million in amortization of finance fees mainly due to the fact that in the six months ended June 30, 2019 we accelerated the amortization of the unamortized balance of deferred financing fees ($0.2 million) of Tranche C of the ABN facility due to its refinancing in January 2019.

6.	(Loss)/Gain on derivative financial instruments
During the six months ended June 30, 2019, fair value gain on derivative financial instruments increased by $1.4 million, or 1,044%%, compared to the six months ended June 30, 2018, mainly to due to $1.6 of gains we recognized from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014 (the “2014 Warrants”), when compared to the same period in 2018.
Recent Developments
On March 29, 2019, we announced the sale of 27,129 newly issued Series E Perpetual Convertible Preferred Stock at a price of $1,000 per share to Family Trading Inc., a company organized under the laws of the Marshall Islands and related to Evangelos Pistiolis, the President, Chief Executive Officer and director of TOPS, or Family Trading in exchange for the full and final settlement of the loan facility between TOPS and Family Trading dated December 23, 2015, as amended.
On April 5, 2019, we took delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea.
On May 6, 2019, we commenced a consent solicitation with respect to warrants to purchase common shares of the Company issued on June 11, 2014, or the 2014 Warrants, where we sought to extend the expiration date of each Warrant to July 31, 2019. Only those Warrant Holders who validly delivered consents on or before June 11, 2019 were granted the amended 2014 Warrant expiration date.
On May 9, 2019, we took delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Beverly Hills, constructed at the Hyundai Samho shipyard in South Korea.
On July 15 and August 30, 2019 we entered into sale and leaseback agreements with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence and M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The sale of the M/T Stenaweco Excellence was concluded on the same date and we expect to conclude sale of the last two vessels in the fourth quarter of 2019. Following the sale, we have bareboat chartered back the M/T Stenaweco Excellence for a period of ten years at a bareboat hire rates comprising of financing principal based on straight-line amortization plus interest based on the three months Libor plus 3.90% per day. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten year period we have to buy the vessels back for $0.001. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million. The sale and leaseback agreement for the last two vessels will be on similar terms, with the gross proceeds to be finally determined around the sale date.
The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The sale and leaseback agreements with Oriental Fleet International Company Limited will be accounted as a financing transactions, as control will remain with us and the vessels will continue to be recorded as assets on our balance sheet. In addition we have the obligation to repurchase the vessels.
We also announced that we intend to enter into two additional sale and leaseback agreements with the same financier on similar terms, in order to exercise its purchase options for the M/T’s Stenaweco Energy and Stenaweco Evolution. These acquisitions are expected to be concluded during the fourth quarter of 2019.
On August 22, 2019, we effected a 1-for-20 reverse stock split.
B.	Liquidity and Capital Resources
Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2019, we had a net  indebtedness of $266.2 million, which after excluding unamortized financing fees amounts to total indebtedness $271.8 million.
As of June 30, 2019, our cash and cash equivalent balances amounted to $12.8 million, held in U.S. Dollar accounts, $10.1 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital
As of June 30, 2019, we had a working capital deficit (current assets less current liabilities) of $40.1 million.
Our operating cash flow for the remainder of 2019 is expected to increase compared to the same period in 2018, as we expect to generate more revenue from employing M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills since these vessels were delivered during the first half of 2019. Furthermore we expect to generate more revenue from employing M/T Eco Palm Desert for six months as opposed to employing it for 4 months in 2018, since the vessel was delivered in September 2018.
We expect to finance our working capital deficit with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from our controlling shareholder and CEO, Mr. Pistiolis, if required. If we are unable to arrange debt or equity financing we may also consider selling a vessel.
Cash Flow Information
Unrestricted cash and cash equivalents were $0.6 million and $2.7 million as of June 30, 2018 and 2019 respectively.
Net Cash from Operating Activities.
Net cash by operating activities increased by $9.3 million, during the six months ended June 30, 2019 to a net inflow of $9.9 million, compared to a net inflow of $0.6 million for the six months ended June 30, 2018.
Net Cash from Investing Activities.
Net cash used in investing activities in the six months ended June 30, 2019 was $150.0 million, all attributed to cash paid for advances for vessels under construction.
Net Cash from Financing Activities.
Net cash provided from financing activities in the six months ended June 30, 2019 was $145.2 million, consisting of $181.6 million of proceeds from long term debt, $6.8 million from pre-delivery facility we entered into with Alpha Bank, $4.2 million of proceeds from warrant exercises and $0.2 million proceeds from the termination of Interest rate swaps.
These inflows were partially offset by $20.3 of repayments of short-term debt, $18.6 of prepayments of long term debt, $5.3 million of scheduled debt repayments, $3.2 million payments of financing costs and $0.2 million of equity offering related costs.

TOP SHIPS INC.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND JUNE 30, 2019

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2018	2019
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	57	2,654
Trade accounts receivable	815	1,064
Prepayments and other	808	1,715
Due from related party	75	-
Inventories	587	923
Prepaid bareboat charter hire	1,656	-
Restricted cash	1,290	907
Total current assets	5,288	7,263

FIXED ASSETS:

Advances for vessels under construction (Note 4)	38,744	-
Vessels, net (Note 4)	180,635	364,550
Right of use assets from operating leases (Note 6)	-	18,717
Other fixed assets, net	669	667
Total fixed assets	220,048	383,934

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire	3,621	-
Restricted cash	6,315	9,196
Investments in unconsolidated joint ventures (Note 13)	22,063	22,488
Derivative financial instruments (Note 11)	1,153	165
Total non-current assets	33,152	31,849

Total assets	258,488	423,046

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	10,210	27,169
Short-term debt (Note 7)	13,416	-
Due to related parties	4,223	689
Accounts payable	4,098	5,909
Accrued liabilities	2,957	4,129
Unearned revenue	-	4,175
Current portion of Operating lease liabilities (Note 6)	-	4,985
Current portion of derivative financial instruments (Note 11)	1,915	281
Total current liabilities	36,819	47,337

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	101,358	239,073
Long term debt from related party (Note 7)	15,671	-
Non-current portion of Operating lease liabilities (Note 6)	-	9,283
Non-current portion of derivative financial instruments (Note 11)	359	1,257
Total non-current liabilities	117,388	249,613

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	154,207	296,950

MEZZANINE EQUITY:
Preferred stock; 0 and 28,158 Series E Shares issued and outstanding at December 31, 2018 and June 30, 2019 with $0.01 par value (refer to Mezzanine Equity - Note 12)	-	32,381

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2018 and 100,000 Series D shares and 28,158 Series E Shares were issued and outstanding at June 30, 2019 (refer to Mezzanine Equity - Note 12)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 1,150,873 and 1,542,355 shares issued and outstanding at December 31, 2018 and June 30, 2019 (Note 9)	11	15
Additional paid-in capital	412,048	403,494
Accumulated deficit	(307,779)	(308,407)
Accumulated other comprehensive income	-	(1,388)

Total stockholders’ equity	104,281	93,715

Total liabilities, mezzanine equity and stockholders’ equity	258,488	423,046

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2018	2019
REVENUES:

Time charter revenues	$19,683	$25,339
Time charter revenues from related parties	-	1,311
Voyage charter revenue	-	3,136
Total revenues	19,683	29,786

EXPENSES:

Voyage expenses	492	2,205
Operating lease expenses	-	3,944
Bareboat charter hire expenses	3,115	-
Amortization of prepaid bareboat charter hire	828	-
Other vessel operating expenses	7,135	10,749
Vessel depreciation	3,002	5,305
Management fees-related parties	4,254	1,125
Dry-docking costs	-	455
General and administrative expenses	4,358	663

Operating (loss)/income	(3,501)	5,340

OTHER INCOME (EXPENSES):

Interest and finance costs (including $361 and $948, respectively to related party)	(3,350)	(7,909)
Gain on financial instruments, net (Note 11)	130	1,487
Equity gains in unconsolidated joint ventures	4	425
Interest income	98	29

Total other loss, net	(3,118)	(5,968)

Net loss	(6,619)	(628)

Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 12)	-	(9,339)
Less: Deemed dividend equivalents on Series E Shares related to redemption value (Note 12)	-	(4,223)
Less: Dividend in kind of Series E Shares (Note 12)	-	(1,029)

Net loss attributable to common shareholders	(6,619)	(15,219)

Attributable to:
Common stock holders	(6,624)	(15,219)
Non-controlling interests	5	-

Loss per common share, basic and diluted (Note 10)	(8.48)	(11.59)

Weighted average common shares outstanding, basic and diluted	781,027	1,313,102

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts	-	(1,388)
Total other comprehensive loss	-	(1,388)

Total comprehensive loss	(6,619)	(16,607)

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid–in Capital*	Accumulated Deficit attributable to common stockholders	Accumulated Other Comprehensive Loss	Non-controlling interest	Total
BALANCE, December 31, 2017	100,000	1	446,180	4	402,729	(296,645)	-	1,185	107,274
Net loss						(6,624)		5	(6,619)
Issuance of common stock pursuant to the Common Stock Purchase Agreement			402,500	4	14,786				14,790
Issuance of common stock pursuant to the Equity Distribution Agreement			112,717	1	2,363				2,364
Stock-based compensation					(17)				(17)
Family Trading facility beneficial conversion feature					4,330				4,330
Excess of consideration over acquired assets					(22,260)				(22,260)
Purchase of 10% of M/T Stenaweco Elegance								(1,190)	(1,190)
Cancellation of fractional shares due to reverse stock splits			-	-	(1)				(1)
BALANCE, June 30, 2018	100,000	1	961,397	9	401,930	(303,269)	-	-	98,671

	Mezzanine Equity		Stockholder’s Equity
			Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid–in Capital*	Accumulated Deficit attributable to common stockholders	Accumulated Other Comprehensive Loss	Non-controlling interest	Total stockholders’ equity
BALANCE, December 31, 2018	-	-	100,000	1	1,150,873	11	412,048	(307,779)	-	-	104,281
Net loss								(628)			(628)
Stock-based compensation							(17)				(17)
Issuance of common stock due to exercise of 2018 Warrants (Note 9)					97,350	1	1,292				1,293
Issuance of common stock due to exercise of 2014 Warrants (Note 9)					294,132	3	2,672				2,675
Issuance of Series E Shares as part of exchange (Note 12)	27,129	27,129
Deemed dividend for Series E convertible perpetual preferred stock's feature as part of exchange (Note 7 & 12)							(9,570)				(9,570)
Deemed dividend equivalents on Series E Shares related to redemption value (Note 12)		4,223					(4,223)				(4,223)
Beneficial conversion feature of Series E convertible perpetual preferred stock (Note 12)		(9,339)					9,339				9,339
Deemed dividend for Series E Shares (Note 12)		9,339
Repurchase of beneficial conversion feature with debt extinguishment (Note 7)							(8,518)				(8,518)
Reversal of equity offering costs not payable							1,500				1,500
Dividends in kind of Series E shares	1,029	1,029					(1,029)				(1,029)
Other comprehensive loss									(1,388)		(1,388)
BALANCE, June 30, 2019	28,158	32,381	100,000	1	1,542,355	15	403,494	(308,407)	(1,388)	-	93,715

*Adjusted to reflect the reverse stock splits effected in August 2019 (see Note 9)

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2018	2019
Cash Flows from Operating Activities:

Net Cash provided by Operating Activities	597	9,907

Cash Flows from Investing Activities:
Advances for vessels under construction	(20,591)	(149,977)
Purchase of 10% of M/T Stenaweco Elegance	(1,190)	-
Net fixed assets acquisitions/sales	-	(26)
Investments in unconsolidated joint ventures	(3,820)	-
Net Cash used in Investing Activities	(25,601)	(150,003)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	9,184	181,594
Proceeds from short-term debt (Note 7)	11,769	6,760
Proceeds from related party debt (Note 7)	5,280	-
Principal payments of debt (Note 7)	(5,010)	(5,359)
Payment of short-term debt	-	(20,280)
Prepayment of debt	-	(18,550)
Consideration paid in excess of purchase price over book value of vessels	(21,397)	-
Proceeds from warrant exercises	-	4,171
Proceeds from equity offerings	2,531	-
Equity offerings costs	(71)	(152)
Derivative financial instruments termination receipts	-	199
Payment of financing costs	(578)	(3,192)
Net Cash provided by Financing Activities	1,708	145,191

Net (decrease)/increase in cash and cash equivalents and restricted cash	(23,296)	5,095

Cash and cash equivalents and restricted cash at beginning of year	30,613	7,662

Cash and cash equivalents and restricted cash at end of the period	7,317	12,757

Cash breakdown
Cash and cash equivalents	584	2,654
Restricted cash, current	1,326	907
Restricted cash, non-current	5,407	9,196

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	448	1,001
Consideration for purchase of net assets included in Due to related parties	863	-
Beneficial conversion feature of Series E perpetual convertible preferred stock (Note 12)	-	9,339
Interest paid net of capitalized interest	2,557	5,455
Finance fees included in Accounts payable/Accrued liabilities	55	889
Offering expenses included in liabilities	152	168
Settlement of related party debt, interest, finance fees with convertible stock issued (Note 7, 9 and 12)	-	27,129
Dividends in kind of Series E shares	-	1,029
Settlement of Notes with common stock issued	14,810	-
Deemed dividend equivalents on Series E Shares related to redemption value	-	4,223

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
1.	Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.
As of June 30, 2019, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.
Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies (“SPCs”) with vessels in operation during six months ended June 30, 2019	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet	July 2015
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution	January 2016
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance	February 2017
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert	September 2018
9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019

As of June 30, 2019, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills	March 2018
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs	May 2018

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2019.
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.
On August 22, 2019 the Company effected a 1-for-20 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All numbers of share and earnings per share amounts in these financial statements have been retroactively adjusted to reflect this reverse stock split.
2.	Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2018 which have been filed with the US Securities and Exchange Commission on Form 20-F on March 28, 2019. There have been no changes apart from the below to these policies in the six-month period ended June 30, 2019.
Adoption of new accounting standards
The Company adopted the accounting standards described below during the six months ended June 30, 2019:
Leases
On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The following are the type of contracts that fall under ASC 842:
Time charter out contracts
The Company’s shipping revenues are principally generated from time charters . In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming contract period. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.
The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.
The adoption of ASC 842 did not impact the Company’s accounting for time charter out contracts as the treatment is consistent with prior policy. The revenue generated from time charter out contracts is recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of revenues, net of address commissions in the Company’s Condensed Consolidated Statement of Operations for the six months ended June 30, 2019 and 2018.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Bareboat chartered in vessels
The Company adopted ASC 842 using the simplified transition method. Accordingly, comparative information was not adjusted and will continue to be reported under the previous lease standard. The adoption did not require an adjustment to opening retained earnings for the cumulative effect adjustment. The Company further utilized the package of practical expedients within ASC 842 that allows an entity to not reassess the following prior to the effective date (i) whether any expired or existing contracts were or contained leases, (ii) the lease classification for any expired or existing leases or (iii) initial direct costs for any existing leases. Additionally, the Company elected to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842. Furthermore the Company upon adoption of ASC 842 assumed that it will not exercise the purchase options embedded in the lease contracts of the bareboat chartered in vessels.
The bareboat chartered in vessels, namely M/T Stenaweco Energy and M/T Stenaweco Evolution, have been bareboat chartered back for seven years at a bareboat hire of $8,586 per day and $8,625 per day, respectively. In addition, the Company has the option to buy back each vessel from the end of year three up to the end of year seven at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year seven, the purchase price of either one of the vessels will be $21,200. The Company enters into lease agreements for tanker vessels to support its operations. To facilitate compliance with ASC 842, the Company evaluated its existing lease arrangements to identify, track and record applicable leases. The implementation and adoption of this standard resulted in the Company recognizing right-of-use assets and lease liabilities for all of its operating leases on the accompanying condensed consolidated balance sheet as of June 30, 2019. The Company has no finance leases. The following table shows the impact of the adoption of ASC 842 on the Company’s current period condensed consolidated balance sheet as compared to the previous lease accounting standard, ASC Topic 840, Leases (“ASC 840”) as of January 1, 2019:
As of January 1, 2019:	Under ASC 842	Under ASC 840	Increase/(decrease)

Current assets:	-
Prepaid bareboat charter hire	-	1,656	(1,656)
Other noncurrent assets:	-
Prepaid bareboat charter hire	-	3,621	(3,621)
Fixed assets:
Right of use assets from operating leases*	21,905	-	21,905
Other current liabilities:
Current portion of Operating lease liabilities	4,771	-	4,771
Other noncurrent liabilities:
Non-current portion of Operating lease liabilities	11,857	-	11,857

*The Company netted 5,277 which were previously recorded as Prepaid bareboat charter hire in the consolidated balance sheet as of December 31, 2018 against the Operating lease right-of-use asset upon adoption of ASC 842 on January 1, 2019. The Prepaid bareboat charter hire represented the unamortized balance of losses from the sale of the Bareboat chartered in vessels that were being amortized over the duration of the leases.
Operating leases for vessels are included in fixed assets, other current liabilities, and other noncurrent liabilities in the condensed consolidated balance sheets. Operating lease right of use (“ROU”) assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.
The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments.
Finally all of the Company’s Sale and Leasebacks accounted for as financings have been re-evaluated under ASC 842 and the Company continues to account for them as financings.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Voyage charters
The Company entered into a voyage charter in the period under review lasting up to May 2019 and accounts for its voyage charter revenue under ASC 606. There were no voyage charters in 2018.
In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.
The voyage contracts are considered service contracts which fall under the provisions of ASC 606 because the Company, as the shipowner, retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. The voyage contracts generally have variable consideration in the form of demurrage or despatch. The amount of revenue earned as demurrage by the Company for the six months ended June 30, 2019 and 2018 is $667 and $0 respectively. No amount of despatch was incurred by the Company for the six months ended June 30, 2019 and 2018.
Contract costs
In a voyage charter contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. These costs are considered contract fulfillment costs because the costs are direct costs related to the performance of the contract and are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.
Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.
Derivatives and Hedging, Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.
Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.
The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.
The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “Loss on derivatives”.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Accounting standards issued but not yet adopted
The FASB has issued accounting standards that have not yet become effective and may impact the Company’s condensed consolidated financial statements or related disclosures in future periods. These standards and their potential impact are discussed below:
Fair Value Measurement Disclosures — In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU No. 2018-13"). ASU No. 2018-13, which is part of the FASB's broader disclosure framework project, modifies and supplements the current U.S. GAAP disclosure requirements pertaining to fair value measurements, with an emphasis on Level 3 disclosures of the valuation hierarchy. ASU No. 2018-13 is effective on January 1, 2020, with early adoption permitted. The adoption of ASU No. 2018-13 is currently not expected to have a material impact on the Company's condensed consolidated financial statements.
Financial Instruments - Derivatives Held or Issued (subsequent to the adoption of ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities): In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities.  ASU 2017-12 amends the current hedge accounting model and requires certain new or modified disclosures to enable entities to better portray the economics of their risk management activities in their financial statements.  For public business entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2018, and interim periods within those fiscal years.  For all other entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2019, and interim periods within fiscal years beginning after 15 December 2020.  Early adoption is permitted, including adoption in an interim period.  The adoption of this ASU is not expected to have a material effect on the Company’s condensed consolidated financial statements.
Financial Instrument Credit Losses — In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses" ("ASU No. 2019-05"). ASU No. 2016-13 amends the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. ASU No. 2016-13 is effective on January 1, 2020, with early adoption permitted. We are currently evaluating the potential impact of ASU No. 2016-13 on the Company’s condensed consolidated financial statements.
3.	Going Concern:
At June 30, 2019, the Company had a working capital deficit of $40,074 and cash and cash equivalents of $2,654.
The Company expects to finance its working capital deficit with operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from the Company's controlling shareholder and CEO, Mr. Pistiolis, if required. If the Company is unable to arrange debt or equity financing, it is probable that the Company may also consider selling a vessel. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, within one year after the date of this report. The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
4.	Vessels, net:
The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	196,784	(16,149)	180,635
— Transferred from advances for vessels acquisitions / under construction	38,744	-	38,744
— Advances paid	147,632	-	147,632
— Capitalized expenses	2,844	-	2,844
— Depreciation	-	(5,305)	(5,305)
Balance, June 30, 2019	386,004	(21,454)	364,550

The Company's vessels have been mortgaged as security under its loan facilities (see Note 7).
On January 30, March 13, April 5 and May 9, 2019, the Company took delivery of M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills respectively from Hyundai (the first two vessels from Hyundai Mipo Vinashin and the second two vessels from Hyundai Mipo Dockyard).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
5.	Transactions with Related Parties:
(a)  Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).
The fees charged by Central Mare for the six month periods ended June 30, 2018 and 2019 are as follows:
	Six Month Period Ended June 30,
	2018	2019	Presented in:
Executive officers and other personnel expenses	1,200	180	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares	(17)	(17)	Management fees - related parties - Statement of comprehensive loss
Total	1,183	163

On January 2, 2018, the Company’s board of directors granted to the Chief Executive Officer a bonus of $2,250 respectively, to be distributed at his own discretion to other executives.
(b)  Central Shipping Monaco SAM (“CSM”) – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a letter agreement, with CSM, a related party affiliated with the family of Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.
The fees charged by and expenses relating to CSM for the period ended June 30, 2018 are as follows:
	Six Months Ended June 30,
	2018	Presented in:
Management fees	-	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	1,159	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	27	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	43	Vessel operating expenses -Statement of comprehensive loss
	15	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	113	Management fees - related parties -Statement of comprehensive loss
Financing fees	24	Short-term debt – Balance sheet
Commission for sale and purchase of vessels	1,749	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	245	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	1,250	Management fees - related parties -Statement of comprehensive loss
Total	4,625

For the period ended June 30, 2018, CSM charged the Company newbuilding supervision related pass-through costs amounting to $386, that are not included in the table above and are presented in Vessels, net / Advances for vessels acquisitions / under construction in the Company’s accompanying condensed consolidated condensed balance sheet.
On January 1, 2019, the Company terminated the letter agreement with CSM without incurring any penalties.
(c)  Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
The fees charged by and expenses relating to CSI for the period ended June 30, 2019 are as follows:
	Six Months Ended June 30,
	2019	Presented in:
Management fees	108	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	1,013	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	44	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	97	Vessel operating expenses -Statement of comprehensive loss
	164	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	120	Management fees - related parties -Statement of comprehensive loss
Financing fees	-	Short-term debt – Balance sheet
Commission for sale and purchase of vessels	-	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	370	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	-	Management fees - related parties -Statement of comprehensive loss
Total	1,916

For the period ended June 30, 2019, CSI charged the Company newbuilding supervision related pass-through costs amounting to $463, that are not included in the table above and are presented in Vessels, net / Advances for vessels acquisitions / under construction in the Company’s accompanying condensed consolidated balance sheet.
(d)   Contribution of Series E Shares to Family Trading Inc (“Family Trading”): On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 7 and 12).
(e)  Charter Party with Central Tankers Chartering Inc (“Central Tankers Chartering”): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018. The time charter was for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option. The time charter carried a 1.25% address commission payable to Central Tankers Chartering. In April 2019 the Company terminated the a time charter party with Central Tankers Chartering without incurring any penalties and entered into a time charter agreement with Shell Tankers Singapore Private Limited (“Shell”) until September 2020. The time charter with Shell consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.
6.	Leases
A. Lease arrangements, under which the Company acts as the lessee
Future minimum operating lease payments:
The Company's future minimum operating lease payments required to be made after June 30, 2019, relating to the bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:
Period ending June 30,	Bareboat charter lease payments
2019 (remainder)	3,115
2020	6,299
2021	6,282
2022	1,034
Total	16,730

Period ending June 30, 2019	Amount

Total lease payments	16,730
less imputed interest	(2,462)
Total operating lease liabilities	14,268

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
The discount rate used to calculate the lease liability was 9.09% (same as weighted average), which was the rate inherent at the lease at the lease inception. The weighted average remaining lease term on our chartered-in contracts greater than 12 months is 32.1 months. The cash paid for operating leases with terms greater than 12 months is $3,115 for the six months ended June 30, 2019.
B. Lease arrangements, under which the Company acts as the lessor
Time Charter out contracts:
As of June 30, 2019, the Company operated four vessels (M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance) under time charters with Stena Bulk A/S, three vessels (M/T Eco Revolution, M/T Eco Bel Air and M/T ECO Beverly Hills) under time charters with BP Shipping Limited, two vessels (M/T Eco Palm Desert and M/T Eco California) under time charters with Shell Tankers Singapore Private Limited, one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S, one vessel (M/T Ecofleet) under time charter with Clearlake Shipping Pte Ltd and one vessel (M/T Marina Del Ray) under time charter with Cargill International SA.
Future minimum time-charter receipts, based on the vessels commitments to these non-cancellable time charter contracts, as of June 30, 2019, are as follows:
Year ending December 31,	Time Charter receipts
2019 (remainder)	36,409
2020	69,770
2021	39,194
2022	13,242
2023	5,512
2024	1,178
Total	165,305

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking was deducted for vessels scheduled to undergo such dry-docking within their respective time charter period, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.
7.	Debt:
Details of the Company’s credit facilities are discussed in Note 9 of the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2018 and changes in the six months ended June 30, 2019 are discussed below.
Bank / Vessel(s)	December 31,	June 30,
	2018	2019
Total long term debt:
ABN (M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant*)	52,288	31,950
NORD/LB (M/T Stenaweco Excellence)	18,071	17,048
Alpha Bank (M/T Stenaweco Elegance)	20,550	21,250
AT Bank (M/T Eco Palm Desert)	23,175	22,525
BoComm Facility (M/T Eco California and M/T Nord Valiant)	-	45,223
CMBFL Facility (M/T Eco Bel Air and M/T Eco Beverly Hills)	-	91,412
Cargill Facility (M/T Eco Marina Del Ray)	-	31,860
AT Bank Bridge Note (Top Ships Inc)	-	10,500
Total long term debt	114,084	271,768
Less: Deferred finance fees	(2,516)	(5,526)
Total long term debt net of deferred finance fees	111,568	266,242

Presented:
Current portion of long term debt	10,210	27,169
Long term debt	101,358	239,073

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Long term debt from related party:
Family Trading facility	24,744	-
Less debt discounts	(9,073)	-
Long term debt from related parties net of debt discounts	15,671	-

Short Term Debt:
Unsecured Notes	-	-
AT Bank first predelivery facility (M/T Eco Palm Desert)	-	-
AT Bank second predelivery facility (M/T Eco California)	10,140	-
Alpha Bank predelivery facility	3,380	-
Less: Deferred finance fees	(104)	-
Short term debt net of deferred finance fees	13,416	-

Total Debt net of deferred finance fees and debt discounts	140,655	266,242

* M/T Nord Valiant is part of the ABN Facility security parties only in 2018

As at June 30, 2019 the applicable three-month LIBOR ranged from 2.50% to 2.60%.
As of June 30, 2019, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2019 amounted to $273,917 when valuing the Cargill, BoComm and CMBFL Sale and Leasebacks on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2019, which is considered to be a Level 2 item in accordance with the fair value hierarchy.
A. LONG-TERM DEBT
ABN Facility
Tranche C of the ABN Facility was fully prepaid on January 17, 2019 using $18,550 of proceeds from the BoComm Leasing Sale and Leaseback (see below).
Alpha Bank Top-Up Facility
On April 23, 2019, the Company entered into a credit facility with Alpha Bank for $1,500. This facility was subsequently drawn-down and applied towards capital expenditures under the Company’s newbuilding program. The credit facility is repayable in 8 consecutive quarterly installments of $187.5 commencing in July 2019. This facility is secured by way of a third mortgage over M/T Stenaweco Elegance.
The facility principal will be added to the principal balance of the Alpha Bank Facility for all covenant related calculations.
The facility is secured as follows:
•	Intercreditor deed;
•	Third preferred ship mortgage over M/T Stenaweco Elegance;
•	Third priority general assignment of the earnings, insurances and any requisition compensation of M/T Stenaweco Elegance;
•	Third priority assignment of any time charterparty of M/T Stenaweco Elegance for a period of more than twelve (12) months;
•	Corporate guarantee of the Company;
•	Second priority pledge over the earnings account of the vessel;
The Alpha Bank Top-Up Facility bears interest at LIBOR plus a margin of 4.25%.
As at June 30, 2019, the outstanding balance of the Alpha Bank Top-Up Facility was $1,500.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
AT Bank Bridge Note
On January 28, 2019, the Company entered into a credit facility with AT Bank for $10,500 for general corporate purposes (the “AT Bank Bridge Facility”). This facility was drawn down in full and the proceeds were used to repay the AT Bank Second Predelivery Facility. The facility was repayable on February 28, 2020. The facility contained restrictions on the Company from providing guarantees other than for financing of new vessels and from paying any dividends or distributing any of its capital or redeeming any of its shares.
Furthermore the facility prohibits the Company to pay any principal, accrued fees, interest or commitment fees relating to the Family Trading Facility. Finally the facility also contains some restrictions in the use of proceeds of future issuances of capital and incurrence of unsecured debt.
The facility is secured as follows:
•	Corporate guarantee of the Company;
•	Second priority perfected mortgage on M/T Eco Palm Desert Vessel;
•	Second rank priority assignment of insurance and earnings of the mortgaged vessel;
•	Second rank priority assignment of any time charters with duration of more than 12 months;
•	Second priority pledge of the shares of the shipowning subsidiary of the mortgaged vessel;
•	Second priority pledge over the earnings account of the vessel.
The facility bears interest at LIBOR plus a margin of 6.00% and a commitment fee of 2.25% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On March 22, 2019 the AT Bank Bridge Facility was converted into a note and its maturity was extended to March 31, 2020 with all other terms remaining the same.
As at June 30, 2019, the outstanding balance of the AT Bank Bridge Note is $10,500.
B. SHORT-TERM DEBT
AT Bank Second Predelivery Facility
The AT Bank Second Predelivery Facility was repaid on January 29, 2019 with part of the proceeds from the AT Bank Bridge Note (see above).
Alpha Bank Predelivery Facility
The Alpha Bank Predelivery Facility was repaid on March 13, 2019 with part of the proceeds from the Cargill Sale and Leaseback (see below).
C. LONG-TERM DEBT FROM RELATED PARTIES
Further Amended Family Trading Credit Facility
On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading whereupon the outstanding principal of the Further Amended Family Trading Credit Facility amounting to $24,744 and all accrued interest and fees under the facility amounting to $2,385 were exchanged for 27,129 Series E Shares (defined below) and the facility was terminated (see Note 12). The Company accounted for the termination of the facility as a debt extinguishment and in performing the extinguishment calculation, the Company followed the provisions of ASC 470-20-40-3 which states that if a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, a portion of the reacquisition price should be allocated to the repurchase of the beneficial conversion feature. Under the current accounting standard ASC 470-50-40-2, the extinguishment of related party debt is considered a capital transaction and accordingly, no gain or loss on extinguishment is recognized in the statement of comprehensive loss but it is recognized as a capital contribution in equity.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
D. FINANCINGS COMMITTED UNDER SALE AND LEASEBACK AGREEMENTS
Cargill Sale and Leaseback
As at June 30, 2019, the outstanding principal balance under the Cargill Sale and Leaseback is $31,860.
BoComm Leasing Sale and Leaseback
As at June 30, 2019, the outstanding principal balance under the BoComm Sale and Leaseback is $45,223.
CMBFL Sale and Leaseback
On April 5 and May 9, 2019 the Company took delivery of the M/T Eco Bel Air and of the M/T Eco Beverly Hills respectively. On the same dates, agreements were consummated for the sale and leaseback of the vessels, with CMBFL Leasing.
As at June 30, 2019, the outstanding principal balance under the CMBFL Sale and Leaseback is $91,412.
8.	Commitments and Contingencies:
Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on the Company’s financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to Defendants’ motions to dismiss on May 24, 2019.  Defendants filed replies in further support of the motions to dismiss on June 28, 2019. By order dated August 3, 2019, the court dismissed the case with prejudice. Plaintiffs filed a notice of appeal on August 26, 2019. The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations. By letter dated January 2, 2019, certain co-defendants in the class action litigation (Kalani Investments Ltd. (“Kalani”), Murchinson Ltd. and Marc Bistricer) requested that the Company indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between the Company and Kalani. The Company acknowledged receipt of this indemnification request by letter dated February 20, 2019, and reserved all of its rights.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Environmental Liabilities:
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements.

9.	Common Stock, Additional Paid-In Capital and Dividends:
A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2018 which have been filed with the Securities and Exchange Commission on Form 20-F on March 28, 2019.
Issuance of warrants as part of the 2018 Common Stock Offering (the “2018 Warrants”): During the period ended June 30, 2019, all outstanding 2018 warrants, namely 1,947,000, have been exercised for gross proceeds of $1,459 and 97,350 common shares were issued pursuant to these exercises.
2014 Warrants: During the period ended June 30, 2019, 1,156,000 2014 Warrants, have been exercised for gross proceeds of $2,881 and 294,132 common shares were issued pursuant to these exercises. As of June 30, 2019 the Company had 333,500 2014 Warrants outstanding, which entitled their holders to purchase 125,896 of the Company's common shares at an exercise price of $6.60. On May 6, 2019 the Company commenced a consent solicitation with respect to the 2014 Warrants. The 2014 Warrant holders that validly consented by June 11, 2019, extended the expiration of their 2014 Warrants to July 31, 2019. During July 2019 112,000 2014 Warrants were exercised for gross proceeds of $279 and 42,904 common shares were issued pursuant to these warrant exercises. As of the date of these condensed consolidated financial statements there are no 2014 Warrants outstanding, since all warrants not already exercised have expired.
Dividends: No dividends were paid to common stock holders in the period ended June 30, 2018 and 2019.
10.	Loss Per Common Share:
All shares issued (including non-vested shares issued under the Company’s stock incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses.
For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:
•	the potential dilution that could occur if 2014 Warrants were exercised, to the extent that they are dilutive, using the treasury stock method,
•	the potential dilution that could occur if Series E Shares were converted (see Note 12), using the if-converted method weighted for the period the Series E Shares were outstanding, and
The components of the calculation of basic and diluted earnings per share for the periods ended June 30, 2018 and 2019 are as follows:
	Six months ended June 30,
	2018	2019
Income:
Loss attributable to common shareholders	(6,624)	(628)
Less: Deemed dividend for beneficial conversion feature of Series E Shares	-	(9,339)
Less: Dividend equivalents on Series E Shares related to redemption value	-	(4,223)
Less: Dividend of Series E Shares	-	(1,029)
Loss attributable to common shareholders	(6,624)	(15,219)

Loss per share:
Weighted average common shares outstanding, basic	781,027	1,313,102

Effect of dilutive securities:
2014 Warrants	-	-
Series E Shares	-	-
Weighted average common shares outstanding, diluted	781,027	1,313,102

Loss per share, basic and diluted	(8.48)	(11.59)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise or conversion price could be less than the average market price of the common shares.

	Six months ended June 30,
	2018	2019
2014 Warrants	-	71,533
Series E Shares	-	1,135,488
Potentially dilutive securities	-	1,207,021

11.	Financial Instruments:
The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans, accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities, interest rate swaps and warrants granted to third parties.
a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the bank loans on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to the floating rate indebtedness, the Company has entered into interest rate swap agreements with ABN Amro Bank, NORD/LB Bank and Alpha Bank and might enter into more interest rate swap agreements in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.
The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy.
The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy.
The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.
The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company has entered into the following agreements with ABN Amro Bank, Nord/LB Bank and Alpha Bank relating to interest rate swaps, the details of which were as follows:
Agreement Date	Counterparty	Effective (start) date:	Termination Date:	Notional amount on effective date	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$20,700	2.0800%
March 29, 2017	NORD/LB Bank	May 17, 2017	May 17, 2023	$21,139	2.1900%
March 29, 2018	Alpha Bank	March 29, 2018	February 25, 2025	$21,900	2.9700%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was derived from observable market based inputs. The Company pays a fixed rate and receives a floating rate for these interest rate swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.
On January 17, 2019, as part of the prepayment of ABN Facility Tranche C, the Company unwound the interest rate swap with ABN Amro bank dated December 19, 2016 and realized a gain of $213.
2014 Warrant liability
The Company's warrants outstanding as of December 31, 2018 and June 30, 2019, are recorded at their fair values. As of June 30, 2019 the Company’s derivatives consisted of 333,500 warrants outstanding, issued in connection with the Company’s follow-on offering that closed on June 11, 2014, as depicted in the following table:
Warrants Outstanding December 31, 2018	Warrant Shares Outstanding December 31, 2018	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2018
1,976,389	424,923	5 years	$11.60	1,915

Warrants Outstanding June 30, 2019	Warrant Shares Outstanding June 30, 2019	Term	Warrant Exercise Price	Fair Value – Liability June 30, 2019
333,500	125,896	5 years	$6.60	281
* Applying the Variable Exercise Price
Fair value of financial liabilities
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying condensed consolidated balance sheets, analyzed by fair value measurement hierarchy level:
		Fair Value Measurement at Reporting Date
As of December 31, 2018	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset	1,153	-	1,153	-
Current liability	1,915	-	-	1,915
Non-current liability	359	-	359	-
As of June 30, 2019
Non-current asset	165	-	165	-
Current liability	281	-	-	281
Non-current liability	1,257	-	1,257	-

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements for the six months ended June 30, 2019:
Closing balance – December 31, 2018	1,915
Change in fair value of warrants, included in the condensed consolidated statements of comprehensive loss	1,634
Closing balance – June 30, 2019	281

Derivative Financial Instruments not designated as hedging instruments:
The major unobservable input in connection with the valuation of the Company’s warrants is the volatility used in the valuation model, which is approximated by historical observations of the Company’s share price. The historical volatility that has been applied in the warrant valuation as of June 30, 2019 was 60%. A 5% increase in the volatility applied would lead to an increase of 0.04% in the fair value of the warrants. The fair value of the Company’s warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2018	Fair Value at June 30, 2019	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2018	Value June 30, 2019
Warrants	1,915	281	Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	110%	60%

The effect of derivative instruments on the condensed consolidated statements of operations for the periods ended June 30, 2018 and 2019 is as follows:
Derivative Financial Instruments not designated as hedging instruments:
	Amount of gain recognized in Statement of comprehensive loss located in gain/(loss) on Derivate Financial Instruments
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
Interest rate swaps- change in fair value	1,324	-
Interest rate swaps– realized loss	(81)	(147)
Warrants- change in fair value	(1,113)	1,634
Total	130	1,487

Derivative Financial Instruments designated as hedging instruments:
The components of accumulated other comprehensive income included in the accompanying condensed consolidated balance sheets consist of unrealized losses on cash flow hedges and are analyzed as follows:

Unrealized (Loss) on cash flow hedges
Balance, December 31, 2018	-
Effective portion of changes in fair value of interest swap contracts	(1,388)
Balance, June 30, 2019	(1,388)

12.	Mezzanine Equity
On March 29, 2019, the Company entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued perpetual convertible preferred shares (the “Series E Shares”) at a price of $1,000 per share. The proceeds of the sale were used for the full and final settlement of all amounts due under the Further Amended Family Trading Credit Facility (see Note 7). The issuance of the Series E Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Each holder of Series E Shares, at any time, has the right, subject to certain conditions, to convert all or any portion of the Series E Shares then held by such holder into the Company’s common shares at the conversion rate then in effect. Each Series E Share is convertible into the number of the Company’s common shares equal to the quotient of $1 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $20.00, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Series E Conversion Price be less than $0.60. The holders of each Series E Share are entitled to the voting power of one thousand (1,000) common shares of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares. Furthermore the Company at its option shall have the right to redeem a portion or all of the outstanding Series E Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Series E Shares (collectively referred to as the "Redemption Amount").
The Series E Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance. Finally the holders of outstanding Series E Shares shall be entitled to receive, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered or (as the case may be) will enter into, or any senior secured facility for which the Company has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect. Pursuant to the latter provision, on June 30, 2019, the Company issued 1,029 Series E Shares in lieu of dividends accumulated since the original issuance of the Series E Shares through June 30, 2019. As of June 30, 2019, upon conversion at the Series E Conversion Price ($6.74) of 28,158 Series E Shares outstanding, Family Trading would receive 4,177,745 common shares.
The Company has determined that the Series E shares was more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given the Series D and Series E preferred stock's holders (Lax Trust) control a majority of the votes, the preferred equity is in essence redeemable at the option of the holder and hence has been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”. The Company has adjusted the carrying value of the Convertible Series E shares to the maximum redemption amount.
Pursuant to the issuance of the convertible preferred stock, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $9,339 on the Series E convertible preferred stock. The Company has amortized the beneficial conversion in full in the six months ended June 30, 2019 as the beneficial conversion was immediately exercisable and has been recognized as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend recorded against additional paid-in-capital, as there is deficit in retained earnings.
13.	Investments in unconsolidated joint ventures
A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:
	December 31, 2018		June 30, 2019
	City of Athens	Eco Nine	City of Athens	Eco Nine
Current assets	898	684	1,691	1,494
Non-current assets	30,853	30,975	30,291	30,412
Current liabilities	1,530	1,762	2,262	2,629
Long-term liabilities	15,627	15,900	15,060	15,335

	June 30, 2018		June 30, 2019
	City of Athens	Eco Nine	City of Athens	Eco Nine
Net operating revenues	1,501	519	2,638	2,637
Net (loss)/gain	138	(129)	484	365

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.	Subsequent Events
On July 15 and August 30, 2019 the Company entered into sale and leaseback agreements with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence and M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The sale of the M/T Stenaweco Excellence was concluded on the same date and the Company expects to conclude sale of the last two vessels in the fourth quarter of 2019. Following the sale, the Company has bareboat chartered back the M/T Stenaweco Excellence for a period of ten years at a bareboat hire rates comprising of financing principal based on straight-line amortization plus interest based on the three months Libor plus 3.90% per day. As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten year period it has to buy the vessels back for $0.001. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25,600. The sale and leaseback agreement for the last two vessels will be on similar terms, with the gross proceeds to be finally determined around the sale date.
The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The sale and leaseback agreements with Oriental Fleet International Company Limited will be accounted as a financing transactions, as control will remain with the Company and the vessels will continue to be recorded as assets on the Company’s balance sheet. In addition the Company has the obligation to repurchase the vessels.
The Company also announced that it intends to enter into two additional sale and leaseback agreements with the same financier on similar terms, in order to exercise its purchase options for the M/T’s Stenaweco Energy and Stenaweco Evolution. These acquisitions are expected to be concluded during the fourth quarter of 2019.
On July 25 and August 9, 2019 the Company redeemed 3,043 and 1,739 Series E Preferred Shares respectively.